TSX, NYSE – HBM
2016 No. 19

Hudbay Announces Offering of US$1.0 Billion Aggregate Principal Amount of Senior Notes and Tender Offer and Consent Solicitation in respect of Outstanding 9.500% Senior Notes due 2020

Toronto, Ontario, November 28, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today announced that it is offering US$1.0 billion aggregate principal amount of senior notes in two series, including a series of senior notes due 2023 (the “2023 Notes”) and a series of senior notes due 2025 (the “2025 Notes” and, together with the 2023 Notes, the “New Notes”). The aggregate principal amount, interest rate and other terms of each series of the New Notes will be determined at pricing and are dependent upon market conditions and other factors.

Hudbay also announced today that it is commencing an offer to purchase for cash (the “Tender Offer”) any and all of its outstanding US$920 million aggregate principal amount of 9.500% senior notes due 2020 (the “Existing Notes”) on the terms and subject to the conditions set forth in an offer to purchase and consent solicitation statement dated November 28, 2016 (the “Offer to Purchase”). Hudbay concurrently announced that it is soliciting consents (the “Consent Solicitation”) from holders of the Existing Notes to amend the indenture governing the Existing Notes to reduce the minimum notice period required for redemptions of the Existing Notes from 30 to 3 days on the terms and subject to the conditions set forth in the Offer to Purchase. The Tender Offer is scheduled to expire at 12:00 midnight (end of day), New York City time, on December 23, 2016 unless extended or earlier terminated (such date and time, as it may be extended or earlier terminated, the “Expiration Date”). The Consent Solicitation is scheduled to expire at the Early Tender Time (as defined below) unless extended or earlier terminated.

Subject to the terms and conditions of the Tender Offer, holders who validly tender and do not withdraw their Existing Notes on or prior to 5:00 p.m., New York City time, on December 9, 2016, unless extended or earlier terminated by Hudbay (such time and date, as the same may be extended or earlier terminated, the “Early Tender Time”) will be eligible to receive total consideration of US$1,052.50 per US$1,000 principal amount of Existing Notes tendered and accepted for payment by Hudbay, which includes an early tender premium of US$30.00 for each US$1,000 principal amount of Existing Notes tendered. Holders who validly tender their Existing Notes after the Early Tender Time and at or prior to the Expiration Date will only be eligible to receive US$1,022.50 per US$1,000 principal amount of Existing Notes tendered. Holders who validly tender their Existing Notes pursuant to the Tender Offer prior to the Early Tender Time will be deemed to have validly delivered consents related to such Existing Notes (the “Consents”) in the Consent Solicitation. Hudbay’s obligation to complete the Tender Offer is subject to and conditional upon completion of the offering of the New Notes as well as customary conditions. Hudbay’s obligation to complete the Consent Solicitation is conditional upon the receipt prior to the Early Tender Time of Consents from holders of a majority in aggregate principal amount of the Existing Notes then outstanding voting as a single class and the execution of a supplemental indenture reflecting the proposed amendment to the indenture governing the Existing Notes.

TSX, NYSE – HBM
2016 No. 19

Hudbay plans to use the net proceeds from the offering of the New Notes (i) to fund the Tender Offer and to pay expenses associated with the Tender Offer and Consent Solicitation and the offering of the New Notes, (ii) to fund the redemption or satisfaction and discharge of any Existing Notes that remain outstanding following consummation of the Tender Offer and (iii) for general corporate purposes.

Hudbay also announced today that, in connection with the offering, one of its lenders has agreed to increase its commitment under Hudbay’s senior secured revolving credit facilities by US$20 million, conditional upon completion of the offering of the New Notes. The additional US$20 million commitment would increase the total commitments under Hudbay’s senior secured revolving credit facilities to US$550 million and further improve the company’s liquidity.

The New Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The New Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the New Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction. In the United States, the New Notes will be offered, and sold, only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

This press release is neither an offer to sell nor the solicitation of an offer to buy the New Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the New Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This press release does not constitute a notice of redemption with respect to the Existing Notes.

Forward-Looking Information

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, Hudbay’s objectives, strategies, and intentions, including its intention to complete the proposed notes offering and the proposed tender offer and consent solicitation, its expectations as to the new commitment under the company’s credit facilities and its expectations as to the use of proceeds from the proposed notes offering. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with community protests and trespassers at Hudbay’s Constancia mine in Peru and risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, dependence on key personnel and employee and union relations, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

TSX, NYSE – HBM
2016 No. 19

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this press release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX: HBM) (NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol "HBM.WT" on the Toronto Stock Exchange and "HBM/WS" on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com